AB 12/10

SECUR  SION

12062082

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30725

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Philip J. Greenblatt Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1955 Raymond Drive – Suite #111
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Greenblatt (847) 205-9666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 S. Wacker – Suite 1500 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

12/10

OATH OR AFFIRMATION

I, Philip J. Greenblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philip J. Greenblatt Securities, Ltd., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


SHERI ANN GREENBLATT
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
March 28, 2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Philip J. Greenblatt Securities, Ltd.

September 30, 2012

Table of Contents

HORWICH COLEMAN LEVIN, LLC


H C L

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report

To the Sole Shareholder
Philip J. Greenblatt Securities, Ltd.

We have audited the accompanying statement of financial condition of Philip J. Greenblatt Securities, Ltd. as of September 30, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philip J. Greenblatt Securities, Ltd. as of September 30, 2012 and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, IL

November 26, 2012

Philip J. Greenblatt Securities, Ltd.

Statement of Financial Condition

September 30, 2012

Assets		
Cash and cash equivalents	$	9,067
Commission receivable		12,091
Investments, at fair value (cost $54,961)		51,820
Total assets	$	72,978
Liabilities and Stockholder's Equity		
Accrued expenses	$	4,500
Total liabilities		4,500
Stockholder's equity		68,478
Total liabilities and stockholder's equity	$	72,978

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.

Statement of Operations

For the Year Ended September 30, 2012

Revenue		
Gross commissions	$	131,869
Interest income		30
Dividend income		579
Total revenues		132,478
Expenses		
Dues & regulatory fees		3,400
Professional fees		6,502
Management fees		18,874
Office expenses		11,749
Payroll taxes		4,262
Surety bond		1,312
Pension plan contribution		8,375
Rent		23,616
Salaries - officer		54,000
Total expenses		132,090
Net income from operations		388
Realized and unrealized gain on investments		
Unrealized gain		334
Net income before income taxes		722
Income tax expense		(163)
Net income	$	559

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2012

Balance - October 1, 2011	$	67,919
Net income		559
Balance - September 30, 2012	$	68,478

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.

Statement of Cash Flows

For the Year Ended September 30, 2012

Cash flows from operating activities:		
Net income	$	559
Adjustments to reconcile net income to net cash used by operating activities		-
Unrealized (gain) on investments		(334)
Increase in receivables		(11,638)
Decrease in other assets		103
Decrease in accounts payable		(315)
Increase in accrued expenses		2,500
Net cash used by operating activities		(9,125)
Cash flows from financing activities:		
Net decrease in cash and cash equivalents		(9,125)
Cash and cash equivalents - October 1, 2011		18,192
Cash and cash equivalents - September 30, 2012	$	9,067

Supplemental data:

Cash paid for taxes	$	163
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.

Notes to Financial Statements

For the Year Ended September 30, 2012

---

1. Summary of Significant Accounting Policies

Organization

Philip J. Greenblatt Securities, Ltd., (the Company), acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnerships. In June, 2002, the Company became registered as a Municipal Securities Dealer with the MSRB in order to sell Section 529 College Savings Plans and has limited their municipal sales activities to the sale of Section 529 College Savings Plans.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with maturity of three months or less at acquisition, that are not held in the ordinary course of business, to be cash equivalents.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management evaluated all activity of the Company through November 26, 2012 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

Philip J. Greenblatt Securities, Ltd.

Notes to Financial Statements

For the Year Ended September 30, 2012

---

1. Summary of Significant Accounting Policies (Continued)

Income taxes

The Company is recognized as a C Corporation for Federal tax purposes.

The Company has adopted the provisions of ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

Fair Market Measurement

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value.

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following three-level hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3	Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

Philip J. Greenblatt Securities, Ltd.

Notes to Financial Statements

For the Year Ended September 30, 2012

1. **Summary of Significant Accounting Policies (Continued)**

Fair Market Measurement (Continued)

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis in accordance with ASC 820.10 at September 30, 2012:

	Quoted Prices in Active Markets for Identical Asset Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Netting Adjustment	Total fair value measurement
Assets					
Investments	$ 51,820	$ -	$ -	$ -	$ 51,820
Total assets at fair value	$ 51,820	$ -	$ -	$ -	$ 51,820

2. **Employee Benefit Plan**

The Company has a 401(k) Profit Sharing Plan and Trust ("The Plan") to provide for retirement and incidental benefits for its employees. Employees may contribute a portion of their annual compensation to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There was $8,375 in Company matching or discretionary contributions during the year ended September 30, 2012.

3. **Related Party Transactions**

The Company is 100% owned by Philip J. Greenblatt who is the sole director for Philip J. Greenblatt CPA Ltd. On February 23, 2004, Philip J. Greenblatt Securities, Ltd. entered into an agreement with Philip J. Greenblatt CPA Ltd. that the Company will pay 15% of gross commissions for a management fee, 10% of gross commissions for office expenses, and 20% of gross commissions for rent expense (less a fixed fee of $350 per month). On September 1, 2012 the agreement was amended and the Company will pay a flat fee of $2,500 per month.

At September 30, 2012, the Company paid Philip J. Greenblatt CPA Ltd. $54,238 of expenses.

4. **Net Capital Requirements**

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of September 30, 2012 the Company had net capital and net capital requirements of $60,705 and $5,000, respectively.

HORWICH COLEMAN LEVIN, LLC



CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report on Internal Control

To the Sole Shareholder
Philip J. Greenblatt Securities, Ltd.

In planning and performing our audit of the financial statements of Philip J. Greenblatt Securities, Ltd., (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS



125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report on Internal Control

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

November 26, 2012

Philip J. Greenblatt Securities, Ltd.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

September 30, 2012

Philip J. Greenblatt Securities, Ltd. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Philip J. Greenblatt Securities, Ltd. is exempt from the provisions of that rule.

Philip J. Greenblatt Securities, Ltd.

A Reconciliation, including appropriate explanation of the Audited Computation of Net Capital with the Company's Corresponding Unaudited Part II A Focus Report Filing

For the Year Ended September 30, 2012

The following differences existed at September 30, 2012 between the audited computation of net capital and the un-audited Part II A Focus Filing at September 30, 2012.

Un-Audited Part II A Focus Filing	$60,705
Cumulative audit adjustments	$ -
Audited computation of net capital	$60,705

Philip J. Greenblatt Securities, Ltd.

Audited Computation of Net Capital

September 30, 2012

COMPUTATION OF NET CAPITAL

Net capital:		
Total ownership equity	$	68,478
Less nonallowable assets		(7,773)
Net capital		60,705
Net capital requirement		5,000
Excess net capital	$	55,705
Aggregate indebtedness - accounts payable, accrued expenses and other unsubordinated liabilities	$	4,500
Percentage of aggregate indebtedness to net capital		7.41 %
Minimum net capital at 6-2/3% of aggregate indebtedness	$	300

Philip J. Greenblatt Securities, Ltd.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended September 30, 2012

Balance - October 1, 2011	$	0
Balance - September 30, 2012	$	0

The accompanying notes are an integral part of these financial statements.